UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The First Marblehead Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

320771 10 8

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320771 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Alexander 2003 Investment Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) 00

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Goldberg, as trustee of The Alexander 2003 Investment Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Leslie L. Alexander

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,594,431 shares (1)

	6.	Shared Voting Power 2,529,969 shares (2)

	7.	Sole Dispositive Power 11,594,431 shares (1)

	8.	Shared Dispositive Power 2,529,969 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,124,400 shares (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 22.5% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 16,000 shares of Common Stock that Mr. Alexander has the right to acquire within 60 days of December 31, 2005 on exercise of stock options.
(2)	Mr. Alexander has the right to acquire 2,529,969 outstanding shares of Common Stock held by The Alexander 2003 Family Trust, a trust for the benefit of Mr. Alexander’s adult daughter.
(3)	Based on 62,822,660 shares of Common Stock outstanding as of January 31, 2006, as reported in the Issuer’s Form 10-Q filed on February 8, 2006.

Item 1.
	(a)	Name of Issuer The First Marblehead Corporation
	(b)	Address of Issuer’s Principal Executive Offices Prudential Tower 800 Boylston Street 34th Floor Boston, MA 02199

Item 2.
	(a)	Name of Person Filing The Alexander 2003 Investment Trust (the “Trust”) Michael Goldberg, in his capacity as trustee of the Trust Leslie L. Alexander
	(b)	Address of Principal Business Office or, if none, Residence 1200 N. Federal Highway, Suite 411 Boca Raton, FL 33437
	(c)	Citizenship The Trust: Florida Mr. Goldberg: United States of America Mr. Alexander: United States of America
	(d)	Title of Class of Securities Common Stock, $0.01 par value
	(e)	CUSIP Number 320771 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The Trust:
	(a)	Amount beneficially owned: 0 shares
	(b)	Percent of class: 0.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 0

Mr. Goldberg, as trustee of the Trust:
(a)	Amount beneficially owned: 0 shares
(b)	Percent of class: 0.0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 0
Mr. Alexander:
(a)	Amount beneficially owned: 14,124,400(1)(2)
(b)	Percent of class: 22.5%(3)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 11,594,431(1)
	(ii)	Shared power to vote or to direct the vote 2,529,969(2)
	(iii)	Sole power to dispose or to direct the disposition of 11,594,431(1)
	(iv)	Shared power to dispose or to direct the disposition of 2,529,969(2)

(1)	Includes 16,000 shares of Common Stock that Mr. Alexander has the right to acquire within 60 days of December 31, 2005 on exercise of stock options.
(2)	Mr. Alexander has the right to acquire 2,529,969 outstanding shares of Common Stock held by The Alexander 2003 Family Trust, a trust for the benefit of Mr. Alexander’s adult daughter.
(3)	Based on 62,822,660 shares of Common Stock outstanding as of January 31, 2006, as reported in the Issuer’s Form 10-Q filed on February 8, 2006.

Item 5.	Ownership of Five Percent or Less of a Class
The Trust:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Mr. Goldberg, as trustee of the Trust:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Mr. Alexander:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

THE ALEXANDER 2003
INVESTMENT TRUST

	By:	/s/ Michael Goldberg
Michael Goldberg, as Trustee

/s/ Michael Goldberg
Michael Goldberg, as Trustee of the
Alexander 2003 Investment Trust

/s/ Leslie L. Alexander
Leslie L. Alexander

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agree to file jointly on behalf of each of them the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Exchange Act.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained herein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated: February 13, 2004

THE ALEXANDER 2003
INVESTMENT TRUST

	By:	/s/ Michael Goldberg
Michael Goldberg, as Trustee

/s/ Michael Goldberg
Michael Goldberg, as Trustee of the
Alexander 2003 Investment Trust

/s/ Leslie L. Alexander
Leslie L. Alexander